DREYFUS PENNSYLVANIA MUNICIPAL MONEY MARKET FUND
FORM N-SAR - SEPTEMBER 30, 1999

RESPONSE TO SUB-ITEM 77O OF FORM N-SAR

     On July 1, 1999, the Fund purchased $12 million in Philadelphia School District Tax and Revenue Anticipation Notes from an underwriting syndicate of which Mellon Capital Markets, a Fund affiliate was a member. First Union Securities was the underwriting syndicate member from whom the Fund purchased the notes, and the only member of the syndicate that received any economic benefit. The Report of Purchase of Securities in Compliance with Rule 10f-3, which was presented to the Fund's Board of Trustees at the meeting held on October 20, 1999 to confirm that the notes were purchased in compliance with Rule 10f-3 under the Investment Company Act of 1940, as amended, and the Fund's Rule 10f-3 Procedures, accompanies this filing.